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                                                                                               Exhibit 99(e)

                                Entergy New Orleans, Inc.
                 Computation of Ratios of Earnings to Fixed Charges and
           Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                               September 30,
                                                              1991       1992      1993      1994      1995       1996
Fixed charges, as defined:
  Interest on long-term debt                                  $23,865    $22,934   $19,478   $16,382   $15,330    $15,164
  Interest on notes payable                                        --         --        --       153       130        143
  Other interest charges                                          793      1,714     1,016     1,027     1,723      1,056
  Amortization of expense and premium on debt-net(cr)             565        576       598       710       619        532
  Interest applicable to rentals                                  517        444       544     1,245       916        825
                                                              -----------------------------------------------------------
Total fixed charges, as defined                                25,740     25,668    21,636    19,517    18,718     17,720

Preferred dividends, as defined (a)                             3,582      3,214     2,952     2,071     1,964      1,507
                                                              -----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $29,322    $28,882   $24,588   $21,588   $20,682    $19,227
                                                              ===========================================================
Earnings as defined:

  Net Income                                                  $74,699    $26,424   $47,709   $13,211   $34,386    $36,208
  Add:
    Provision for income taxes:
      Federal and State                                         8,885     16,575    27,479    22,606    22,465     18,735
    Deferred Federal and State - net                           36,947       (340)    5,203   (15,674)   (1,364)     2,264
    Investment tax credit adjustment - net                       (591)      (170)     (744)   (2,332)     (634)      (677)
    Fixed charges as above                                     25,740     25,668    21,636    19,517    18,718     17,720
                                                             ------------------------------------------------------------
Total earnings, as defined                                   $145,680    $68,157  $101,283   $37,328   $73,571    $74,250
                                                             ============================================================
Ratio of earnings to fixed charges, as defined                   5.66       2.66      4.68      1.91      3.93       4.19
                                                             ============================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 4.97       2.36      4.12      1.73      3.56       3.86
                                                             ============================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.


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